UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2025

Jiaxing Chang
Chief Financial Officer
XChange TEC.INC
No. 801, Building 1
1136 Xinzha Road
JingAn District, Shanghai, 200041
People's Republic of China

Re: XChange TEC.INC
Form 20-F for Fiscal Year Ended September 30, 2024
Filed January 22, 2025
File No. 001-39111

Dear Jiaxing Chang:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended September 30, 2024

General

1. We note that you recent filed two current reports on Form 6-K dated September 3, 2025 and September 24, 2024, incorporating by reference your prior registration statement on Form F-3. We also note prospectus supplement on Form 424B5 filed on September 24, 2024. Please tell us if you sold any securities pursuant to your registration statement on Form F-3 file no. 333-258187 since December 2023. If you made sales, please tell us the dates and number of securities sold.
2. In future filings, please revise to describe briefly why you sold the previous rental apartment business and how you decided to acquire your insurance related business. Please include proposed draft disclosure in your response. In addition, tell us in your response letter why you were not required to obtain shareholder approval for the sale of the old business or the acquisition of the insurance business or advise if and how shareholder approval has been obtained.

3. Please tell us whether you have issued or plan to issue shares to prior shareholders of Alpha Mind. In this regard we note your disclosure on page 9 that you "intend to pay the rest of the Notes by either using the cash flow generated by [your] operation or through debt or equity offerings or loans." Please include proposed draft disclosure in your response.

Cover page

4. In future filings, disclose the location of your auditor's headquarters. Please include proposed draft disclosure in your response.

Risk Factors
We are subject to customer concentration risk, page 12

5. We note your disclosure about the concentration from specific geographical areas. In future filings, revise here and in your business section, to include a discussion of the specific geographic concentrations for your policies, as applicable. Please include proposed draft disclosure in your response.

If we fail to meet the applicable listing requirements, NASDAQ may delist, page 32

6. We note your disclosure related to the Nasdaq delisting notice and that your extension to comply with the requirement to maintain a minimum market value of listed securities appears to have passed as of of May 12, 2025. Please tell us the status of your Nasdaq listing and any applicable developments related to the delisting notice since the filing of your annual report on Form 20-F and include proposed draft disclosure in your response.

Your rights to pursue claims against us and the depositary, page 36

7. Please tell us and in future filings disclose clearly whether or not the arbitration provision applies to claims brough under the federal securities laws.

Item 4. Information on the company
A. History and Development of the Company, page 41

8. Please revise this section in future filings to state clearly that you sold your equity interest in Haoju Artificial Intelligence Technology Co., Ltd. to a related party. Include this transaction in the related party transaction section or tell us why it is not required. Refer to Item 7.B. of Form 20-F. Please include proposed draft disclosure in your response.

9. We note that the website you included in the second paragraph on page 43, appears to be for a company that is not referenced in this filing or your list of principal subsidiaries filed as Exhibit 8.1. In future filings, please revise your disclosure to include your website. Please include proposed draft disclosure in your response.

B. Business Overview
Our Business, page 43

10. We note your disclosure on page 43 that "Alpha Mind introduced the SaaS platform in

2023. This technological advancement has streamlined and popularized [your] insurance agency business, enhancing accessibility and convenience for [your] customers." Please confirm that in future filings you will explain how this platform has streamlined and popularized your insurance business given your disclosure on page 13 where you state that the platform has not generated any revenues to date. Please include proposed draft disclosure in your response.

Item 7. Major Shareholders and Related Party Transactions
B. Related Party Transactions, page 83

11. In future filings, revise the related party transactions section to include related party transactions for the last three fiscal years and up to the latest practicable date. For each transaction, identify the related party and its relationship to you, and the amount of the transaction. In addition, please ensure that all applicable related party transactions included in your financial statements for the relevant period of time are also included in this section of your future filings. Please include proposed draft disclosure in your response.

Part III
Item 19. Exhibits, page 101

12. We note that in connection with the acquisition of Alpha Mind you signed a promissory note in the amount of $180 million. In future filings, please file it as an exhibit to your annual report or tell us why you are not required to do so. In addition, tell us if signing of the promissory note was an arms-length transaction. If not, identify the selling shareholders of Alpha Mind who are the beneficiaries under the promissory note. Refer to Instruction 4(a) to Item 19 of Form 20-F. Please include proposed draft disclosure in your response.

Signatures, page 104

13. In future filings, please include the signatures prior to the financial statements starting on page F-1. Please include proposed draft disclosure in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Marc Rivera, Esq.